FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on October 3, 2006 announcing  that the Company Declares Reverse Stock Split.

                                                                       Exhibit 1

Euroseas Ltd. Declares Reverse Stock split

Maroussi, Athens, Greece – October 3, 2006 – Euroseas Ltd., (OTCBB: ESEAF.OB) an owner and operator of dry bulk carriers, containership and multipurpose vessels and provider of seaborne transportation for dry bulk and containerized cargoes, declared a 1:3 reverse common stock split effective at the opening of trading on October 6, 2006.  The reverse stock split is undertaken with the objective to meet the minimum $5 per share requirement for listing the Company’s common stock on the NASDAQ Global Market. Euroseas currently trades on the Over The Counter Bulletin Board under the ticker (OTCBB: ESEAF.OB) and has applied for listing on the NASDAQ Global Market.

As a result of the reverse stock split, the number of outstanding shares of the Company’s Common Stock will be decreased from 37,860,341 to 12,620,114.  However, the number of authorized shares of the Company’s Common Stock will not change as a result of this split and will remain at 100,000,000 authorized shares.  In addition, the par value of the Company’s Common Stock will be increased from $0.01 per share to $0.03 per share.  The reverse stock split will affect all holders of the Company’s Common Stock uniformly and will not affect any shareholder’s percentage ownership interest in the Company, except to the extent that the reverse stock split would result in any holder of the Company’s Common Stock receiving fractional shares, in which event such fractional share shall be rounded up to the next whole share.  No change will be made to the number of authorized shares of the Company’s preferred stock or to the par value of the Company’s preferred stock, which remain at 20,000,000 authorized shares and $0.01 per share, respectively.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 135 years.  Euroseas currently trades on the Over The Counter Bulletin Board under the ticker (OTCBB: ESEAF.OB) and has applied for listing on the NASDAQ Global Market.

Euroseas operates in the dry cargo, drybulk and container, shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels in the spot and time charter markets and through pool arrangements.

Euroseas fleet consists of 8 vessels, including 2 Panamax drybulk carriers, 2 Handysize drybulk carriers, 3 Handysize containerships and a Handysize multipurpose dry cargo vessel. Euroseas 4 drybulk carrier vessels have a total cargo capacity of 207,464 deadweight tons (dwt), its 3 containerships have a cargo capacity of 66,100 dwt and 4,636 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt and 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 2693 Fair View Drive Mountainside, NJ 07092 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  October 3 2006

    By: /s/ Aristides J. Pittas

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 Aristides J. Pittas

 President